August 22, 2024

Brian Riley
Chief Financial Officer
Principal Credit Real Estate Income Trust
711 High Street
Des Moines, IA 50392

       Re: Principal Credit Real Estate Income Trust
           Registration Statement on Form 10-12G
           Filed July 26, 2024
           File No. 000-56670
Dear Brian Riley:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed July 26, 2024
Item 1. Business, page 6

1. Please revise the diagram on page 17 to clarify who you intend to refer to by the phrase
       "investors in this offering" and whether these are the holders of the Classes S, T, D and I common shares that you are registering.
Borrowing Policies, page 12

2. Please clarify if true that there is no limit on the maximum amount of indebtedness you may incur with respect to your senior mortgages or on a portfolio-wide basis.
Financing Arrangements, page 13

3. Please revise your discussion in this section to further explain your match funding strategy, including how you will match assets with liabilities with respect to interest rates as well as maturity.
 August 22, 2024
Page 2
Item 1. Business
(c) Description of Business
Advisory Agreement
Management Fee, Performance Fee and Expense Reimbursements, page 19

4. We note that your calculation of the performance fee attributable to shareholders of Class
       S, T, D, and I shares, is based on the company's measure titled Core earnings. We further note this measure is to include adjustments for various unrealized gains (losses), as well as one-time events pursuant to changes in U.S GAAP, and certain non-cash adjustments and certain material non-cash income or expense items after discussions between the
       Adviser and the your independent trustees, subject to the approval of the majority of such trustees. Please tell us whether you intend to use this measure in future filings in any other capacity, including but not limited to, whether you plan to present this as a non-GAAP financial measure subject to Item 10(e) of Regulation S-K.
Anchor Investment and Repurchase Terms, page 22

5. Disclosure in the second paragraph that Anchor Investors may request the repurchase of
       Class A shares equal to the amount available under your share repurchase plan's 5%
       quarterly cap appears to conflict with disclosure immediately following that the Class A shares are not subject to the quarterly limitation. Please revise to clarify. Please also clarify whether Class A shares could be repurchased up to the 5% cap if the company, in its discretion, determines to repurchase fewer shares in any calendar quarter than have been requested to be repurchased as described on page 25.
Distribution Reinvestment Plan, page 24

6. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation
       Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate
       Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc.
       (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
       2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief.
       To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
       Division   s Office of Mergers and Acquisitions at 202-551-3440.
7. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston
       & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of
       Trading and Markets at 202-551-5777.
 August 22, 2024
Page 3
Risk Factors, page 57

8. Please include risk factor disclosure that you may change your investment strategy and finance strategy without an investor vote.
Certain Other Principal Accounts have similar or overlapping investment objectives . . . , page 89

9. Please clarify whether there are Other Principal Accounts that have priority over you or where your participation may be restricted, as suggested at the end of the first paragraph in this risk factor. If so, please also explain how this is consistent with the description of the allocation of opportunities as described on pages 23 and 126, that you will be in a rotational transaction allocation queue with Other Principal Accounts and that the availability of investment opportunities will generally depend on the length of time since the company was last offered an investment.
NAV and NAV Per Share Calculation, page 135

10. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
General

11. Please note that the Division of Investment Management is reviewing your filing and may have further comments.
12. We note disclosure throughout the prospectus describing your dependence upon and competitive strength of Principal Real Estate. For example, we note your discussion of
       Principal Real Estate   s history in real estate beginning on page 6,
your intention to
       leverage its significant scale and existing relations to source lending opportunities on page
       8 and your statement that your most powerful potential competitive strength is your affiliation with Principal Real Estate which has over six decades of real estate management experience on page 10. Because the company is a blind pool with no operating history, please include prior performance disclosure for programs with similar investment objectives, or tell us why this information, including material adverse business developments, would not be material to investors.
 August 22, 2024
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Daniel B. Honeycutt